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INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors and Stockholder
NOVUS Credit Services, Inc. and subsidiaries
Riverwoods, Illinois

Norwest Bank Minnesota, N.A.
Trustee
Minneapolis, Minnesota

We have examined management's assertion about the compliance of NOVUS Credit Services, Inc. and subsidiaries (the "Company") with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP") for the Morgan Stanley Pass Through Certificates, Series 1998 - 1 as of and for the year ended December 31, 1998 included in the accompanying management assertion. Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that the Company complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 1998 is fairly stated, in all material respects.

Deloitte & Touche LLP

March 12, 1999